

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2017

David S. Taylor
Chairman of the Board, President and Chief Executive Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202

> **Re:** **The Procter & Gamble Company**
> **Definitive Additional Materials on Schedule 14A**
> **Filed September 11 and 12, 2017 by The Procter & Gamble Company**
> **File No. 001-00434**

Dear Mr. Taylor:

We have reviewed the above-captioned filings, and have the following comment.

1. The registrant's response to comment 3 of our letter dated September 13, 2017 indicates the factual foundation for the assertion that Mr. Peltz proposed "to move large parts of Procter & Gamble out of [the greater Cincinnati] region" is private conversations between David Taylor, Jon Moeller and members of your Board of Directors and Mr. Peltz that occurred on March 7, 2017 and July 11, 2017. Mr. Peltz's public statements, however, refute this assertion. In Definitive Additional Materials filed September 13, 2017, Mr. Peltz states, "[W]e're not moving out of Cincinnati…" Similarly, in Definitive Additional Materials filed September 20, 2017, Nelson Peltz explains that he is "NOT suggesting the Company move out of Cincinnati." Rule 14a-9 prohibits solicitations "which omit [ ] any material fact necessary in order to make the statements therein not false or misleading…." To the extent Mr. Peltz's purported intention to relocate the registrant's headquarters is referenced in future solicitations, please refrain from using the present tense. In addition, please qualify any such assertion by expressly referencing the private conversations, which reportedly occurred approximately two and a half months ago or more, that serve as the factual foundation for the registrant's contention.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Michael J. Aiello, Esq.
        Sachin Kohli, Esq.